UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 27, 2024, Oculis Holding AG (the “Registrant”) announced its unaudited results for the three and six month periods ended June 30, 2024, which are further described in the Registrant’s Unaudited Condensed Consolidated Interim Financial Statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and press release, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.

Copies of the Registrant’s previously-announced agreement for a loan facility with Kreos Capital VII (UK) Limited, dated May 29, 2024 and warrant agreement with Kreos Capital VII Aggregator SCSp, dated May 29, 2024, are attached hereto as Exhibits 99.4 and 99.5, respectively, and are incorporated by reference herein.

The information contained in this Form 6-K, including Exhibits 99.1, 99.2, 99.4, 99.5 and 101 but excluding Exhibit 99.3, is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-271938) and Form F-3 (333-271063 and 333-278409).

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June, 2024
99.3	Press release dated August 27, 2024
99.4*†	Agreement for the Provision of a Loan Facility between Kreos Capital VII (UK) Limited and the Registrant, dated May 29, 2024
99.5*	Warrant Agreement by and between the Registrant and Kreos Capital VII Aggregator SCSp, dated May 29, 2024
101

The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Interim Statements of Financial Position for the Three and Six Months Ended June 30, 2024 and 2023; (ii) Unaudited Condensed Consolidated Interim Statements of Loss for the Three and Six Months Ended June 30, 2024 and 2023; (iii) Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss as of June 30, 2024 and 2023 and December 31, 2023; (iv) Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the Six Months Ended June 30, 2024 and 2023; (v) Unaudited Condensed Consolidated Interim Statements of Cash Flows for the Three and Six Months Ended June 30, 2024 and 2023 (unaudited); and (vi) Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

*Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit. The Registrant agrees to furnish supplementally a copy of such omitted confidential portions to the SEC upon request.

† Certain schedules and exhibits have been omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: August 27, 2024	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer